Mail Stop 3561

June 21, 2010

Via Fax & U.S. Mail

Mr. Ian J. Webber
Chief Executive Officer
Global Ship Lease, Inc.
c/o Global Ship lease Services Ltd.
Portland House
Stag Place
London SW1E 5RS
United Kingdom

> **Re:** **Global Ship Lease, Inc.**
> **Form 20-F for the year ended December 31, 2009**
> **Filed May 18, 2010**
> **File No. 1-34153**

Dear Mr. Webber:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 5. Operating and Financial Review and Prospects
Management's Discussion and Analysis of Financial Condition and Results of Operation

Impairment of Long-Lived Assets, page 40

1. We note from the discussion in the last paragraph on page 40 that the assumptions used in the Company's most recent impairment analysis for its long-lived assets relied on the use of 10 year average historical charter rates for any assumed charters subsequent to the expiration of the initial charter of the vessels and the use of Global Ship Lease's historical on-hire statistics. Supplementally advise us and expand your disclosure to describe the reasons why you used charter rates based on the ten year average historic rates, and days on hire consistent with the Company's on-hire statistics, since you indicate that any replacement charters would be at significantly lower daily rates and for shorter durations than currently in place. We may have further comment upon reviewing your response.

Year ended December 31, 2009 Compared to Year ended December 31, 2008
Realized and unrealized gain on derivative

2. We note from the discussion included on page 43 of MD&A that the unrealized gain on interest rate derivatives in 2009 was $17.9 million compared to a gain of $3.1 million for the period from January 1, 2008 to August 14, 2008 and a loss of $54.9 million for the period from August 15, 2008 to December 31, 2008. Please tell us and revise MD&A to explain in further detail the factors that resulted in recognition of unrealized gains during 2009 and the period from January 1, 2008 through August 14, 2008 and a significant loss during the period from August 14, 2008 through December 31, 2008 in connection with the Company's interest rate derivatives.

Report of Independent Registered Public Accounting Firm, page F-1

3. Please revise to include a report of the independent registered public accounting firm that indicates the city and state/country of issuance as required by Rule 2-02 (a) of Regulation S-X.

Combined Statements of Income, page F-5

4. We note from the statements of income for 2009 and for the successor period from August 15, 2008 through December 31, 2008 that earnings per share for the Class B common shares was nil. Please tell us and explain in the notes to the Company's financial statements how the Company's net earnings or losses were allocated to the Class A and Class B shareholders for purposes of computing earnings per share for each of these periods. We may have further comment upon receipt of your response. Also, please revise the notes to the Company's financial

statements in future filings to include reconciliations of the numerators and denominators used in the Company's basic and diluted earnings per share computations as required by ASC 260-20-50-1.

Combined Statements of Cash Flows, page F-6

5. Please tell us and explain in the notes to the Company's financial statements the nature of the line item described as "Buyback of shares" in the amount of $147,053 that has been reflected in the statement of cash flows for the successor period from August 15, 2008 to December 31, 2008. Also, please explain where this transaction has been reflected in the combined statement of stockholder's equity for this period.

6. Please tell us and explain in the notes to the Company's financial statements the nature of the line items reflected in the statements of cash flows and of stockholder's equity described as "deemed distribution to CMA CGM" in the amounts of $(505) and $(96,925), respectively during the predecessor periods of January 1, 2008 to August 14, 2008 and the year ended December 31, 2007. As part of your response and your revised disclosure, please explain how these amounts were calculated or determined.

Combined Statements of Stockholders' Equity, page F-8

7. Please tell us and explain in the notes to the Company's financial statements in future filings the nature of the transaction reflected in the statement of stockholder's equity for the period from August 14, 2008 through December 31, 2008 described as "Recognition of GSL Holdings stockholders' equity pre-merger" which increased stockholders' equity by $181,927 during the period.

8. We note from the disclosure included in Note 13 that until the merger, the parent company of Global Ship Lease Inc was CMA CGM. We also note from the statements of Stockholders' Equity that a significant volume of activity flowed through the "Due to CMA CGM" account that has been reflected as a component of shareholders' equity in the predecessor periods. Please revise the notes to the Company's financial statements in future filings to include an analysis of the activity that impacted the "Due to CMA CGM" during the periods presented in the Company's financial statements as required by SAB Topic 1:B:1, Question 4. Also, please revise to disclose the average balance of the "Due to CMA CGM" account during each predecessor period presented.

9. Also, to the extent the predecessor period financial statements include costs allocated by CMA CGM, please revise the notes to the Company's financial statements to disclose the nature and amounts of such allocations and include a representation by the Company's management that the allocation methods used were reasonable. Refer to the guidance outlined in SAB Topic 1:B:1, Question 2.

Note 2. Nature of Operations and Basis of Presentation, page F-11
(b)Basis of Presentation

10. We note from the discussion in your risk factors on page 5 of the form 20-F, that CMA CGM announced in September 2009 that it was exploring a potential restructuring with its lenders to address its short and medium term financing requirements. We also note from the disclosure in the last paragraph on page F-11 that if CMA CGM is unable to accomplish a financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company's charters, Global Ship Lease's business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations than currently in place. Supplementally advise us through the date of your response letter regarding the status of the negotiations of CMA CGM with their lender to the extent that the Company has knowledge of these matters. Also, update all future filings to include disclosures explaining the status of such restructuring activities.

Note 3. Accounting for the Merger

11. We note from the disclosures included in Note 3 that 3,934,050 Class B common shares were issued as part of the merger in which Holdings acquired all of Global Ship Lease's outstanding capital stock. Please explain why the number of Class B common shares issued in connection with the merger as disclosed in Note 3 of 3,934,050 shares does not agree to the number reflected in the Company's consolidated statement of changes in shareholder's equity with respect to this transaction of 7,405,956 shares. Please advise or revise as appropriate.

Note 14- Commitments and Contingencies
Contracted Vessel Purchases, page F-29

12. We note that the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,000 each and that a deposit of 10% has been paid for these two vessels. The remaining purchase obligations are currently unfunded. Although we understand it is industry practice to order new ships before securing the necessary financing, in light of the going concern uncertainty described in the report of the independent registered public accounting firm and the Company's negative working capital at the most recent balance sheet date presented, supplementally advise us and expand your disclosure in future filings to discuss your options for funding these commitments. Furthermore, include disclosure regarding the non-cancelable nature of these contracts, and the fact that, if you are unable to secure the necessary financing required to purchase the new ships, you may be exposed to losses of deposits, legal action by the sellers for damages and claims for breach of contract, and

quantify to the extent practical the amounts of the potential losses to which you may be exposed in the event that you are unable to secure financing.

Report on Form 6-K dated May 11, 2010

Reconciliation of Non-U.S. GAAP Financial Measures

13. We note the Company's presentation of the non-GAAP measure "Adjusted cash from operations" in the press release included as part of the Company's report on Form 6-K. We also note from the disclosure included in the press release that the Company presents this measure to assist in the assessment of the Company's ability to generate cash. As it appears this measure is being presented as a liquidity measure rather than as a measure of operating performance, please revise future filings to reconcile this measure to the most comparable US GAAP measure, cash flows from operations rather than net income.

Other

14. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Susan Cook, CFO
            011 44 20 78698119